Exhibit 99.1

April 2, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Completion of Divestment of Wipro’s Workday and Cornerstone OnDemand Business

Please refer to our letter dated February 27, 2019 informing about the proposal to divest Wipro’s Workday & Cornerstone OnDemand Business consisting of business and employees in USA, UK, Ireland, Portugal, India and certain other countries, to Alight Solutions LLC and its group companies for cash consideration of up to USD 110 million, of which USD 100 million would be payable at closing and the balance USD 10 million would be a deferred consideration payable at the end of 12 months based on the achievement of performance targets.

We would like to inform that the divestment of Wipro’s Workday & Cornerstone OnDemand Business in various jurisdictions, except Portugal, France and Sweden, has been completed effective March 31, 2019, and aggregate consideration of USD 95.27 million out of USD 100 million has been received towards the same. The impact of this divestment is expected to reflect in the financials of the Company for the quarter and year ended March 31, 2019.

The divestment of Wipro’s Workday & Cornerstone OnDemand Business in Portugal, France and Sweden is likely to be completed during the quarter ending June 30, 2019, subject to completion of requisite regulatory formalities and customary closing conditions. Upon completion of such divestment, the Company will receive the remaining consideration of USD 4.73 million from Alight Solutions LLC and its group companies.

Thanking you,

For WIPRO LIMITED

M Sanaulla Khan
Company Secretary

Registered Office:

Wipro Limited	T : +91 (80) 2844 0011
Doddakannelli	F : +91 (80) 2844 0054
Sarjapur Road	E : info@wipro.com
Bengaluru 560 035	W : wipro.com
India	C : L32102KA1945PLC020800